

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2023

Peter McGoff
Chief Legal Officer
Rubrik, Inc.
3495 Deer Creek Road
Palo Alto, California 94304

      Re: Rubrik, Inc.
         Amendment No. 4 to Draft Registration Statement on Form S-1
         Submitted September 5, 2023
         CIK No. 0001943896

Dear Peter McGoff:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1

Capitalization, page 74

1.   We note your disclosure that you intend to use a portion of the net proceeds you receive from this offering to repay the outstanding balance of your term credit facility. In this regard, please revise your pro forma assumptions to give effect to use a portion of the net proceeds to pay down of your term credit facility.

Business, page 124

2.   Please disclose the basis for the following statement that your "…commercial offerings are accompanied by an award-winning customer support experience."

Peter McGoff
Rubrik, Inc.
September 19, 2023
Page 2

       You may contact Becky Chow, Senior Staff Accountant, at 202-551-6524 or Stephen Krikorian, Senior Staff Accountant, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at 202-551-6356 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                               Sincerely,

                                               Division of Corporation Finance
                                               Office of Technology

cc: Jon Avina